United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3234-0058	SEC File Number 001-33503	CUSIP Number 81662W108
(Check one):	Form 10-K	Form 20-F	Form 11-K	√	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:	June 30, 2008
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

SemGroup Energy Partners, L.P.
Full Name of Registrant
N/A
Former Name if Applicable
Two Warren Place, 6120 South Yale Avenue, Suite 500
Address of Principal Executive Office (Street and Number)
Tulsa, OK 74136
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SemGroup Energy Partners, L.P. (the “Partnership”) was unable to file its Form 10-Q for the period ended June 30, 2008 by the August 14, 2008 due date.
As previously disclosed, SemGroup, L.P. (“Parent”) and certain of its subsidiaries filed voluntary petitions (the “Bankruptcy Filings”) for reorganization under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware on July 22, 2008. While none of the Partnership, its general partner, the Partnership’s subsidiaries nor the subsidiaries of the general partner were party to the Bankruptcy Filings, for the six months ended June 30, 2008, the Partnership derived approximately 82% of its revenues, excluding fuel surcharge revenues related to fuel and power consumed to operate its liquid asphalt cement storage tanks, from services it provided to Parent and Parent’s subsidiaries. In addition, as also previously disclosed, the Partnership is cooperating with the Securities and Exchange Commission in a recently commenced informal inquiry, and has received a Grand Jury subpoena, and has been named as a defendant in several securities class action lawsuits.
Parent’s Bankruptcy Filings have had and may in the future continue to have a number of other impacts on the Partnership’s business and management. The Partnership is currently pursuing various strategic alternatives for its business and assets including the possibility of entering into storage contracts with third party customers and the sale of all or a portion of its assets. The uncertainty relating to Parent’s Bankruptcy Filings may make it more difficult to pursue merger opportunities or enter into storage contracts with third party customers.
As previously disclosed in current reports on Form 8-K filed with the Securities and Exchange Commission on July 21, 2008 and July 24, 2008, events of default currently exist under the Partnership’s credit agreement. As a result of the events of default, the lenders under the credit agreement may, among other remedies, declare all outstanding amounts under the credit agreement immediately due and payable and exercise all rights and remedies available to the lenders under the credit agreement and related loan documents. The Partnership is in dialogue with the agent for the lenders regarding the events of default under the Credit Agreement, but no assurance can be given as to the outcome of these discussions. The existing events of default under the credit agreement, as well as Parent’s Bankruptcy Filings, raise substantial doubt about the Partnership’s ability to continue as a going concern.
The Partnership did not make a distribution to its unitholders for the quarter ended June 30, 2008 due to the existing events of default under its credit agreement and the uncertainty of its future cash flows relating to Parent’s Bankruptcy Filings.
The Partnership’s management and the board of directors of its general partner are currently evaluating the impact of these matters on the financial statements. The Partnership expects to file its 10-Q for the quarter ended June 30, 2008 as soon as is reasonably practicable after such evaluation has been completed.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Alex Stallings	918	524-5500
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  The financial results for the quarter ended June 30, 2007 are the financial results of the Partnership’s predecessor (the “Predecessor”) and reflect the operations contributed to the Partnership by Parent on July 20, 2007 in connection with the Partnership’s initial public offering.
  Historically, the Predecessor was a part of the integrated operations of Parent, and neither Parent nor the Predecessor recorded revenue associated with the terminalling and storage and gathering and transportation services provided on an intercompany basis. Parent and the Predecessor recognized only the costs associated with providing such services. Accordingly, revenues reflected in the financial statements for all periods prior to the contribution of the assets, liabilities and operations to the Partnership by Parent on July 20, 2007 are substantially services provided to third parties. Prior to the close of its initial public offering in July 2007, the Partnership entered into a Throughput Agreement with Parent under which the Partnership provides crude oil gathering and transportation and terminalling and storage services to Parent In connection with its February 2008 purchase of the certain asphalt assets, the Partnership entered into a Terminalling and Storage Agreement with Parent under which the Partnership provides liquid asphalt cement terminalling and storage and throughput services to Parent
  There are differences in the way general and administrative expenses were allocated to the Predecessor and the way the Partnership recognizes general and administrative expenses. In addition, the Partnership incurs general and administrative expenses as a result of being a publicly traded limited partnership.
  The Partnership purchased land, receiving infrastructure, machinery, pumps and piping and 46 liquid asphalt cement and residual fuel oil terminalling and storage facilities in February 2008. On May 12, 2008, the Partnership purchased the Eagle North Pipeline System, a 130-mile, 8-inch pipeline that originates in Ardmore, Oklahoma and terminates in Drumright, Oklahoma. On June 2, 2008, the Partnership purchased eight recently constructed crude oil storage tanks located at the Cushing Interchange. The Partnership expects that these acquisitions will result in increased revenues and costs during the quarter ended June 30, 2008 as compared to the quarter ended June 30, 2007.

SEMGROUP ENERGY PARTNERS, L.P.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	08-15-2008	By /s/	Alex Stallings	Title:	Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).